UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Cash Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

147910 10 3

(CUSIP Number)

Eric Butlein

9303 N. Valley Hill Road

Milwaukee, WI 53217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid 0MB control number.

CUSIP No.147910 10 3

1.	Names of Reporting Persons: Eric Butlein I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 1,026,132 (see Note 1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,026,132 (see Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,026,132 (see Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person (See Instructions): IN

Note 1. As described in the response to Item 5 of this Schedule 13D, which is incorporated by reference herein, securities listed are held in the name of Ejada Limited Partnership, of which Mr. Butlein and Ms. Butlein are the General Partners; Eric & Jayne Butlein 1994 Revocable Trust, of which Mr. and Ms. Butlein serve as Trustees; Tikkun Olam Foundation, Inc., of which Mr. Butlein is President; and ADA Partners, LLC, of which Mr. Butlein is President.

CUSIP No. 147910 10 3

1.	Names of Reporting Persons: Jayne Butlein I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 1,026,132 (see Note 1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,026,132 (see Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,026,132 (see Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person (See Instructions): IN

Note 1. As described in the response to Item 5 of this Schedule 13D, which is incorporated by reference herein, securities listed are held in the name of Ejada Limited Partnership, of which Mr. Butlein and Ms. Butlein are the General Partners; Eric & Jayne Butlein 1994 Revocable Trust, of which Mr. and Ms. Butlein serve as Trustees; Tikkun Olam Foundation, Inc., of which Mr. Butlein is President; and ADA Partners, LLC, of which Mr. Butlein is President.

CUSIP No. 147910 10 3

1.	Names of Reporting Persons: Ejada Limited Partnership I.R.S. Identification Nos. of above persons (entities only): 39-1807793

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 1,026,132 (see Note 1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,026,132 (see Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,026,132 (see Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person (See Instructions): PN

Note 1. As described in the response to Item 5 of this Schedule 13D, which is incorporated by reference herein, securities listed are held in the name of Ejada Limited Partnership, of which Mr. Butlein and Ms. Butlein are the General Partners; Eric & Jayne Butlein 1994 Revocable Trust, of which Mr. and Ms. Butlein serve as Trustees; Tikkun Olam Foundation, Inc., of which Mr. Butlein is President; and ADA Partners, LLC, of which Mr. Butlein is President.

CUSIP No. 147910 10 3

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of Cash Technologies, Inc., a Delaware corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are 1434 West 11th Street, Los Angeles, CA 90015.

Item 2.	Identity and Background

(a) Names of Reporting Persons: This statement on Schedule 13D (this “Statement”) is being filed by Mr. Eric Butlein, Ms. Jayne Butlein and Ejada Limited Partnership (the “Reporting Persons”).

(b) Residence or business address: The business address of each of the Reporting Persons is 9303 N. Valley Hill Road, Milwaukee, WI 53217.

(c) The present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted by Mr. Eric Butlein is: Techteriors, 2311 West Good Hope Rd., Milwaukee, WI 53209. Mr. Butlein is a director of Techteriors.

(d)—(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

See response to Item 5(a) and (b), which is incorporated herein by reference. The January 9, 2001 purchase by the Reporting Persons of $500,000 of Series C Preferred Stock and Series D Warrants and the shares of Common Stock purchased by entities affiliated with Reporting Persons, were funded from the Reporting Persons’ personal funds. Prior to the January 9, 2001 purchase, the Reporting Persons beneficially owned an aggregate of 269,532 shares of common stock, including 215,632 of which were issuable upon the conversion or certain convertible securities previously issued by the Issuer. These securities were also purchased by the Reporting Persons with their personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons holds its shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes.

The Reporting Person or affiliates of the Reporting Person, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person may from time to time sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. However, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer*s business or corporate structure; (g) changes in the Issuer*s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)—(b) As a result of the Reporting Person’s purchase of an aggregate of 22,900 shares of Common Stock in November and December 2000 and purchase of certain convertible securities on January 9, 2001, the Reporting Person may be deemed to be the beneficial owner of 1,026,132 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 22.8% of the issued and outstanding shares of Issuer’s Common Stock based on the number of shares of Issuer’s Common Stock outstanding as of January 9, 2001 and giving effect to the conversion of the convertible securities held by Reporting Person. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

The Reporting Persons currently beneficially owns the following convertible securities of the Issuer, the underlying shares of Common Stock of which are included in the aggregate number of shares of Common Stock of the Issuer described above: (i) a convertible note in the aggregate principal amount of $500,000 which is convertible into 52,632 shares of Common Stock, held in the name of Ejada, Limited Partnership (“Ejada”); (ii) Series B Warrants to purchase 50,000 shares of Common Stock exercisable at a price of $13.00 per share, held in the name of Ejada; (iii) 40,000 shares of Series B Preferred Stock, held in the name of Ejada, which is convertible into 80,000 shares of Common Stock; (iv) 5 shares of Series C Preferred Stock, held in the name of ADA Partners, LLC (of which Mr. Butlein is the President), which is convertible into 480,769 shares of Common Stock; and (v) Series D Warrants to purchase 302,231 shares of Common Stock exercisable at a price of $0.50 per share, held in the name of Ejada.

(c) Except as described in Item 5(a), the Reporting Person has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d) To the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons reported on herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder* s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further none of the Issuer’s securities beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The Issuer and the Reporting Person has entered into three Registration Rights Agreements (the “Registration Rights Agreements”), the form of which is attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Schedule 13D. Pursuant to the terms of each of the Registration Rights Agreement, the Reporting Person has automatic and/or piggyback registration rights under which the Issuer must use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and to cause the registration under the Securities Act of all of the shares of Common Stock held by or issuable to the Reporting Person. The Reporting Person has entered into separate Registration Rights Agreements pertaining to the shares of Common Stock issuable upon conversion or exercise of the shares of Convertible Notes, Series B Warrants, Series B Preferred Stock, Series C Preferred Stock and Series D Warrant. In each instance, all expenses of any registration relating to the shares of Common Stock as provided in the Registration Rights Agreements (other than underwriting discounts and commissions and fees and expenses of counsel for the Reporting Person) are to be borne by the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed hereto:

99.1	Joint Filing Agreement, dated as of July 25, 2003, between Eric Butlein, Jayne Butlein and Ejada Limited Partnership (filed herewith).

99.2	Form of Registration Rights Agreement between Issuer and Holders of Convertible Notes and Series B Warrants (Incorporated by reference from Issuer’s Report on Form 10-QSB for the quarter ended February 29, 2000).

99.3	Form of Registration Rights Agreement between Issuer and Holders of Series B Preferred Stock and Series C Warrants (Filed herewith).

99.4	Form of Registration Rights Agreement between Issuer and Holders of Series C Preferred Stock and Series D Warrants (Filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belied, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2003	Date: July 25, 2003	Date: July 25, 2003

/s/ ERIC BUTLEIN Signature	/s/ JAYNE BUTLEIN Signature	/s/ EJADA LIMITED PARTNERSHIP Signature

Eric Butlein Name	Jayne Butlein Name	Ejada Limited Partnership Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)